17009395

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Bridge Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Constitution Lane, Suite 3C1
(No. and Street)

Danvers	MA	01923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD A. MURPHY (617)-573-0011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL RD. UNIT 17 #219	HUDSON	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD A. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH BRIDGE CAPITAL, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER

Title

Notary Public

Melissa Kimberly Lau
NOTARY PUBLIC
STATE OF FLORIDA
Comm# FF188886
Expires 3/9/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH BRIDGE CAPITAL, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2016

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of North Bridge Capital, LLC

We have audited the accompanying statement of financial condition of North Bridge Capital, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of North Bridge Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of North Bridge Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 24, 2017

NORTH BRIDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 1,041,516
Accounts receivable	444,626
Due from affiliate	195,098
Prepaid Expenses	2,108
	$ 1,683,348

LIABILITIES AND MEMBER'S EQUITY

Compensation for employee registered representatives payable	72,312
Accounts payable and accrued expenses	38,570
Deferred Revenue	8,333
	119,215
Member's equity	1,564,133
	$ 1,683,348

The accompanying notes are an integral part of these financial statements.

NORTH BRIDGE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on June 30, 2000 as a Massachusetts Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the member's liability is limited to their investment. It was formed for the purpose of acting as placement agent in the sale of private placement securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market mutual funds, with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value due to the short-term maturity of these investments.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the member is not liable for the debts of the Company.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending upon the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 24, 2017, the date which the financial statements were available to be issued.

NORTH BRIDGE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $922,300 at December 31, 2016, which exceeded required net capital of $7,948 by 914,211. The ratio of aggregate indebtedness to net capital at December 31, 2016 was 12.9%.

NOTE 3- INCOME TAXES

The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the member's income tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of October 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2016.

NOTE 4- RELATED PARTY TRANSACTIONS

The member of the Company has an affiliated company. The Company pays salaries and related payroll taxes, dues and subscriptions, rent, office expenses, insurance, travel expenses and professional fees to this affiliated company in return for utilization of all office supplies, furniture and equipment, and its employees. As of December 31, 2016, the Company had advanced $195,099 more than the expenses incurred by this related party for the year.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $523,841 at December 31, 2016.